
November 14, 2022

Mark Locke
Chief Executive Officer
Genius Sports Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

      Re: Genius Sports Ltd
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed March 18, 2022
          File No. 001-40352

Dear Mark Locke:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services